SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2007, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
					Same Class and Type		Total
Shares	Common				32,918,669	0.0953	0.0519
Shares	Preferred				147,675,710	0.5124	0.2330
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Buy	15	220,000	401.98	88,436.33
Shares	Common	Direct with the Company	Buy	15	153,064	401.98	61,529.22
			Total Buy		373,064		149,965.55

Shares	Preferred	Direct with the Company	Buy	15	1,100,000	401.98	442,181.67
Shares	Preferred	Direct with the Company	Buy	15	765,320	401.98	307,646.08
Shares	Preferred	Direct with the Company	Buy	30	210,816	1,088.44	229,460.93
Shares	Preferred	Direct with the Company	Buy	30	234,239	979.60	229,460.93
Shares	Preferred	Direct with the Company	Buy	30	285,750	1,088.44	311,021.25
Shares	Preferred	Direct with the Company	Buy	30	317,498	979.60	311,021.25
Shares	Preferred	Direct with the Company	Buy	30	96,276	1,088.44	104,790.73
Shares	Preferred	Direct with the Company	Buy	30	106,973	979.60	104,790.73
Shares	Preferred	Direct with the Company	Buy	30	160,461	1,088.44	174,652.31
Shares	Preferred	Direct with the Company	Buy	30	178,289	979.60	174,652.31
Shares	Preferred	Direct with the Company	Buy	30	585,703	1,088.44	637,502.53
Shares	Preferred	Direct with the Company	Buy	30	650,778	979.60	637,502.53
Shares	Preferred	Direct with the Company	Buy	30	141,508	1,088.44	154,023.19
Shares	Preferred	Direct with the Company	Buy	30	157,231	979.60	154,023.19
Shares	Preferred	Direct with the Company	Buy	30	162,294	1,088.44	176,646.85
Shares	Preferred	Direct with the Company	Buy	30	180,325	979.60	176,646.85
			Total Buy		5,333,461		4,326,023.33

Shares	Common	Direct with the Company	Sell	11	8,300	1,204.53	9,997.60
Shares	Common	Direct with the Company	Sell	11	16,600	1,204.53	19,995.20
Shares	Common	Direct with the Company	Sell	25	15,760	1,268.69	19,994.55
			Total Sell		40,660		49,987.35
End Balance
Securities / Derivatives	Securities Characteristics (2)				Quantity	%
					Same Class and Type		Total
Shares	Common				33,251,073	0.0962	0.0525
Shares	Preferred				153,009,171	0.5309	0.2414

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2007, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	30,906,687,753	89.4432	48.7685
Shares	Preferred	12,332,924,841	42.7932	18.4604
Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Buy	15	3,245,916	401.98	1,304,804.13

Shares	Preferred	Direct with the Company	Buy	15	16,229,580	401.98	6,524,020.67
Shares	Preferred	Direct with the Company	Buy	30	720,944	1,088.44	784,704.65
Shares	Preferred	Direct with the Company	Buy	30	801,046	979.60	784,704.65
Total	17,751,570	8,093,429.97
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	30,909,933,669	89.4526	48.7736
Shares	Preferred	12,350,676,411	42.8548	19.4884
Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2007, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		27,414	0.0001	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		27,414	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2007, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,345	0.0000	0.0000
Shares	Preferred		6,725	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,345	0.0000	0.0000
Shares	Preferred		6,725	0.0000	0.0000

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations